

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

September 2, 2008

<u>VIA U.S. MAIL and FACSIMILE (949) 206-2603</u>

Mr. James R. Talevich
Chief Financial Officer
I-Flow Corporation
20202 Windrow Drive
Lake Forest, CA 92630

>       RE:     **I-Flow Corporation**
>               **Form 10-K for the Fiscal Year Ended December 31, 2007**
>               **Filed March 17, 2008**
>               **Form 10-Q for the Quarter Ended June 30, 2008**
>               **File No. 0-18338**

Dear Mr. Talevich:

        We have reviewed your filings and have the following comments.  Where indicated, we think you should revise future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.      In future filings please expand your discussion of the Promissory Note received from HAPC to describe the security that collateralizes the note, and the terms for payment of interest and principal.  If any additional "ticking" or other fees are due, or the note is expandable beyond the $32.7 million amount, describe these provisions.  Further, it is unclear where you have filed the current form of the Promissory Note as an exhibit to your periodic reports.  Please advise us with which filing it was filed, or file it as an exhibit, or advise why us why you believe it need not be filed.

Form 8-K filed March 30, 2007

2.      We note you filed an Item 8.01 Other Events Form 8-K to disclose the restatement made in your December 31, 2007 Form 10-K of your September 30, 2006 unaudited financial statements previously filed in your Form 10-Q for the period ended September 30, 2007.  Please tell us why you did not file an Item 4.02 Form 8-K for this restatement.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Consolidated Financial Statements, page 1

Note 4.  Goodwill and Other Intangible Assets, page 10

3.      You disclose that "[g]oodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value."  Please tell us how your accounting policy considers the implied fair value of reporting unit goodwill as discussed in the second step of the goodwill impairment test in paragraphs 20 - 21 of SFAS 142 which should be "used to measure the amount of impairment loss."

Note 8.  Fair Values of Financial Instruments, page 13

4.      On page F-8 of your December 31, 2007 Form10-K you disclose that you
        recorded an other than temporary impairment of $6.1 million on your investment
        in InfuSystem "primarily [based] on the significant decline in the market value
        and [your] intent to sell the investment in the short-term."  We note that the stock
        price declined from $5.97 when you purchased it in October 2007 to $4.85 as of
        December 31, 2007, a decline of approximately 19%.  For the six months ended
        June 30, 2008, you recorded a temporary loss for this investment in other
        comprehensive income of $2.9 million.  We note the stock price had declined to
        $3.02 as of June 30, 2008, a decline of approximately 38% from year end.  Please
        tell us how you considered paragraph 16 of SFAS 115, paragraphs 13 and 14 of
        FSP FAS 115-1 and SAB Topic 5.M in determining that the loss as of June 30,
        2008 was not an other than temporary impairment.  Compare this evaluation to
        the one you performed as of December 31, 2007 in which you determined that the
        impairment was other than temporary.

5.      Further, please tell us and revise future filings to disclose the information required
        by paragraph 17 of FSP SAF 115-1, including sufficient information to allow
        financial statement users to understand both the positive and negative information
        that you considered in reaching the conclusion that the impairment was
        temporary.

Note 10.  Commitments and Contingencies, page 15

6.      We note that you recorded an $8.7 million loss contingency, which represents the
        low end of the estimated range of $8.7 million to $21.4 million.  Please tell us
        your consideration of providing more detailed disclosures regarding the
        judgments and assumptions underlying the recognition and measurement of the
        liabilities as discussed in SAB Topic 5:Y such as the circumstances affecting the
        reliability and precision of loss estimates, the extent to which unasserted claims
        are reflected in any accrual or may affect the magnitude of the contingency,
        uncertainties with respect to joint and several liability that may affect the
        magnitude of the contingency, disclosure of the nature and terms of cost-sharing
        arrangements with other potentially responsible parties, the extent to which
        disclosed but unrecognized contingent losses are expected to be recoverable
        through insurance, indemnification arrangements, or other sources, with
        disclosure of any material limitations of that recovery, uncertainties regarding the
        legal sufficiency of insurance claims or solvency of insurance carriers, the time
        frame over which the accrued or presently unrecognized amounts may be paid out
        and material components of the accruals and significant assumptions underlying
        estimates.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant